SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ________)

Gray Television, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

389375205
(CUSIP Number)

August 2, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS
Atlantic American Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(see instructions)			(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Georgia, USA

NUMBER OF	5.	SOLE VOTING POWER
SHARES		658,566
BENEFICIALLY
OWNED BY	6.	SHARED VOTING POWER
EACH		221,706
REPORTING
PERSONWITH	7.	SOLE DISPOSITIVE POWER
		658,566

	8.	SHARED DISPOSITIVE POWER
		221,706

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
880,272

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (see instructions) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
15.3%

12.	TYPE OF REPORTING PERSON (see instructions)
CO

Item 1(a).	Name of Issuer:

Gray Television, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4370 Peachtree Road, NE
Atlanta, Georgia 30319

Item 2(a).	Name of Person Filing:

Atlantic American Corporation

Item 2(b).	Address of Principal Business Office or, if None, Residence:

4370 Peachtree Road, NE
Atlanta, Georgia 30319

Item 2(c).	Citizenship:

Atlantic American Corporation is a Georgia corporation.

Item 2(d).	Title of Class of Securities:

Class A Common Stock, no par value

Item 2(e).	CUSIP Number:

389375205

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 880,272

(b)	Percent of class: 15.3%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 658,566

(ii)	Shared power to vote or to direct the vote: 221,706

(iii)	Sole power to dispose or to direct the disposition of: 658,566

(iv)	Shared power to dispose or to direct the disposition of: 221,706

Atlantic American Corporation (the “Company”) owns directly 658,566 shares of Class A Common Stock (the “Class A Common Stock”) of Gray Television, Inc.  Bankers Fidelity Life Insurance Company (“Bankers”), a wholly-owned subsidiary of the Company, owns directly 221,706 shares of Class A Common Stock.  The Company may be deemed to have voting and/or dispositive power over the shares owned directly by Bankers.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 12, 2013

ATLANTIC AMERICAN CORPORATION

	By:	/s/ John G. Sample, Jr.
	Name:	John G. Sample, Jr.
	Title:	Senior Vice President and Chief Financial Officer